SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 10, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

10 March 2016

Smith & Nephew plc announces that it has today been informed of the following transactions by Directors and persons discharging managerial responsibilities ("PDMRs") in relation to conditional awards over shares:

1. FINAL VESTING ON 7 MARCH 2016 OF 2013 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

Name of Director / PDMR	Number of Ordinary Shares acquired (iii)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	28,767	(ii) 13,554	416,213 Ordinary Shares
John Campo	9,078	(ii) 4,287	84,922 Ordinary Shares (including 10,545 ADS')
Michael Frazzette	10,186	(ii) 3,859	102,303 Ordinary Shares (including 37,120 ADS')
Elga Lohler	4,177	0	32,679 Ordinary Shares (including 3,015 ADS')
Cyrille Petit	5,419	(ii) 2,556	48,991 Ordinary Shares

(i)          The awards were granted under the Global Share Plan 2010 on 7 March 2013. One third of the shares vested on 7 March 2014, a further third vested on 7 March 2015 and the final third vested on 7 March 2016.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iii) This number includes the dividend equivalent shares which participants receive on vested shares.

2. PARTIAL VESTING ON 7 MARCH 2016 OF 2014 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

Name of Director / PDMR	Number of Ordinary Shares acquired (iii)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	21,222	(ii) 10,000	416,213 Ordinary Shares
Julie Brown	9,118	(ii) 4,301	90,040 Ordinary Shares
Rodrigo Bianchi	3,233	0	58,504 Ordinary Shares
John Campo	6,595	(ii) 3,114	84,922 Ordinary Shares (including 10,545 ADS')
Bradley Cannon	3,926	(iv) 2,707	14,390 Ordinary Shares
Michael Frazzette	7,558	(ii) 2,864	102,303 Ordinary Shares (including 37,120 ADS')
Elga Lohler	2,950	0	32,679 Ordinary Shares (including 3,015 ADS')
Cyrille Petit	6,198	(ii) 2,924	48,991 Ordinary Shares

(i)           The awards were granted under the Global Share Plan 2010 on 7 March 2014. One third of the shares vested on 7 March 2015 and a further third vested on 7 March 2016. The final third will vest on 7 March 2017.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iii) This number includes the dividend equivalent shares which participants receive on vested shares.

(iv) Some of the Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

3. PARTIAL VESTING ON 9 MARCH 2016 OF 2015 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

Name of Director / PDMR	Number of Ordinary Shares acquired (iii)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	13,073	(ii) 6,166	416,213 Ordinary Shares
Julie Brown	8,380	(ii) 3,953	90,040 Ordinary Shares
Rodrigo Bianchi	8,041	0	58,504 Ordinary Shares
John Campo	5,518	(ii) 2,606	84,922 Ordinary Shares (including 10,545 ADS')
Bradley Cannon	3,613	(iv)2,491	14,390 Ordinary Shares
Michael Frazzette	6,955	(ii) 2,635	102,303 Ordinary Shares (including 37,120 ADS')
Elga Lohler	3,046	0	32,679 Ordinary Shares (including 3,015 ADS')
Cyrille Petit	5,543	(ii) 2,615	48,991 Ordinary Shares
Glenn Warner	3,315	(ii) 1,187	6,616 Ordinary Shares (including 915 ADS')

(i)           The awards were granted under the Global Share Plan 2010 on 9 March 2015. One third of the shares vested on 9 March 2016, a further third will vest on 9 March 2017 and the final third will vest on 9 March 2018.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iii) This number includes the dividend equivalent shares which participants receive on vested shares.

(iv) Some of the Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

4. VESTING ON 7 MARCH 2016 OF 2013 SMITH & NEPHEW GLOBAL SHARE PLAN (PERFORMANCE SHARE AWARDS):

Name of Director / PDMR	Number of Ordinary Shares acquired (iii)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	84,505	(ii) 39,817	416,213 Ordinary Shares
Julie Brown	46,603	(ii) 21,963	90,040 Ordinary Shares
John Campo	18,245	(ii) 8,607	84,922 Ordinary Shares (including 10,545 ADS')
Bradley Cannon	10,426	(iv)7,188	14,390 Ordinary Shares
Michael Frazzette	20,471	(ii) 7,749	102,303 Ordinary Shares (including 37,120 ADS')
Elga Lohler	6,716	0	32,679 Ordinary Shares (including 3,015 ADS')
Cyrille Petit	16,187	(ii) 7,630	48,991 Ordinary Shares

(i) The awards were granted under the Global Share Plan 2010 on 7 March 2013 and as announced on 12 February 2016, vested at 33% of maximum and settled on 7 March 2016.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iii) This number includes the dividend equivalent shares which participants receive on vested shares.

(iv) Some of the Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

5. VESTING ON 7 MARCH 2016 OF 2013 SMITH & NEPHEW GLOBAL SHARE PLAN CONDITIONAL SHARE AWARD:

Name of PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Bradley Cannon	20,000	(ii) 13,789	14,390 Ordinary Shares

(i) The award was granted under the Global Share Plan 2010 on 7 March 2013.

(ii) Some of the Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

Additional Notes:

1. The Ordinary Shares were released and sold in London, UK.

2. The market value of Ordinary Shares acquired and sold on 7 March 2016 was 1,136.62p per Ordinary Share. The closing mid-market price on 7 March 2016 was 1138p per Ordinary Share.

3. The market value of Ordinary Shares acquired and sold on 9 March 2016 was 1,134p per Ordinary Share. The closing mid-market price on 9 March 2016 was 1130p per Ordinary Share.

4. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

5. One ADS is the equivalent of two Ordinary Shares of US$0.20 each.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 10, 2016

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary